Exhibit 2.1

EXECUTION COPY

ASSET PURCHASE AGREEMENT

between

Northwest Pipe Company

and

aLMACENADORA AFIRME, S.A. DE C.V., ORGANIZACIÓN AUXILIAR DEL CRÉDITO, AFIRME GRUPO FINANCIERO

dated as of

December 22, 2017

TABLE OF CONTENTS

Page

ARTICLE I DEFINITIONS		1

ARTICLE II PURCHASE AND SALE		7

2.1	Purchase and Sale of Assets	7
2.2	Excluded Assets	8
2.3	Assumed Liabilities	9
2.4	Excluded Liabilities	9
2.5	Purchase Price	11
2.6	Allocation of Purchase Price	11
2.7	Non-assignable Assets	11

ARTICLE III CLOSING		12

3.1	Closing	12
3.2	Closing Deliverables	12

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		13

4.1	Organization and Qualification of Seller	13
4.2	Authority of Seller	14
4.3	No Conflicts; Consents	14
4.4	Material Contracts	14
4.5	Insurance	14
4.6	Title to Tangible Personal Property	15
4.7	Tangible Personal Property	15
4.8	Real Property	15
4.9	Intellectual Property	16
4.10	Legal Proceedings; Governmental Orders	16
4.11	Compliance With Laws; Permits	16
4.12	Environmental Matters	17
4.13	Employment Matters	17
4.14	Taxes	18
4.15	Brokers	18
4.16	Export and Import Controls, Trade Sanctions and Anti-Corruption	18
4.17	No Other Representations and Warranties	19
4.18	Software	19

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		19

5.1	Organization and Authority of Buyer	20
5.2	Authority of Buyer	20
5.3	No Conflicts; Consents	20
5.4	Brokers	20

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Page

5.5	Sufficiency of Funds	21
5.6	Legal Proceedings	21
5.7	Independent Investigation	21

ARTICLE VI COVENANTS		21

6.1	Access to Information	21
6.2	Supplement to Disclosure Schedules	22
6.3	Confidentiality	22
6.4	Governmental Approvals and Consents	22
6.5	Closing Conditions	22
6.6	Real Property Conveyance	22
6.7	Public Announcements	22
6.8	Bulk Sales Laws	23
6.9	Transfer Taxes	23
6.10	Nonsolicitation	23
6.11	Nondisparagement	24
6.12	Further Assurances	24
6.13	Prorations	24
6.14	Post-Closing Deliveries	24

ARTICLE VII CONDITIONS TO CLOSING		25

7.1	Conditions to Obligations of All Parties	25
7.2	Conditions to Obligations of Buyer	25
7.3	Conditions to Obligations of Seller	26

ARTICLE VIII INDEMNIFICATION		27

8.1	Survival	27
8.2	Indemnification By Seller	27
8.3	Indemnification By Buyer	27
8.4	Certain Limitations	28
8.5	Indemnification Procedures	29
8.6	Tax Treatment of Indemnification Payments	31
8.7	Payment; Escrow	31
8.8	Exclusive Remedies	31

ARTICLE IX TERMINATION		32

9.1	Termination	32
9.2	Effect of Termination	33

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Page

ARTICLE X MISCELLANEOUS		33

10.1	Expenses	33
10.2	Notices	33
10.3	Public Announcements	34
10.4	Interpretation	34
10.5	Headings	34
10.6	Severability	34
10.7	Entire Agreement	35
10.8	Successors and Assigns	35
10.9	No Third Party Beneficiaries	35
10.10	Amendment and Modification; Waiver	35
10.11	Governing Law; Submission to Jurisdiction; Waiver of Jury Trial	35
10.12	Specific Performance	36
10.13	Counterparts	37
10.14	Nonrecourse	37

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ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of December 22, 2017, is entered into between Northwest Pipe Company, an Oregon corporation (“Seller”) and Almacenadora Afirme, S.A. de C.V., Organización Auxiliar del Crédito, Afirme Grupo Financiero, a Mexican corporation of variable capital (sociedad anónima de capital variable) (“Buyer”). The Seller and the Buyer are collectively referred to herein as the “parties”.

RECITALS

WHEREAS, Seller owns a manufacturing facility located at 8154 Industrial Park Lane, Atchison, Kansas (the “Facility”) that was used in the manufacture and sale of welded steel pipe manufactured using the electric resistance welding process. The business that was conducted at the Facility is herein referred to as the “Business”.

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, substantially all the assets used in the Business, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Action” means any claim, action, suit, petition, litigation, arbitration, or any proceeding, in each case, that is by or before any Governmental Authority.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.6.

“Assigned Contracts” has the meaning set forth in Section 2.1(b).

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.2(a)(ii).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

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“Basket” has the meaning set forth in Section 8.4(a).

“Bill of Sale” has the meaning set forth in Section 3.2(a)(i).

“Books and Records” has the meaning set forth in Section 2.1(j).

“Business” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Atchison, Kansas, are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in Section 7.3(d).

“Cap” has the meaning set forth in Section 8.4(b).

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601, et seq.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of May 27, 2017, between Buyer and Seller.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement and the other Transaction Documents.

“Contracts” means all written contracts, leases, mortgages, licenses, instruments, notes, commitments, undertakings, indentures and other agreements.

“Direct Claim” has the meaning set forth in Section 8.5(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller and Buyer concurrently with the execution and delivery of this Agreement.

“Dollars” or “$” means the lawful currency of the United States.

“Drop Dead Date” means December 31, 2017.

“Employees” means those Persons employed by Seller who worked exclusively for the Business immediately prior to the Closing.

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“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, easement, encroachment or other similar encumbrance.

“Environmental Claim” means any Governmental Order, Action, suit, claim, investigation or other legal proceeding by any Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601, et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901, et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251, et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601, et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001, et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401, et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651, et seq.

“Environmental Liabilities” means any and all obligations, responsibilities, Actions and Liabilities (including third-party claims) arising under Environmental Laws, including the release or threatened release of Hazardous Materials into the environment or any investigatory, remedial or corrective action costs related to the release or threatened release of Hazardous Materials, whether known or unknown, asserted or unasserted, absolute or contingent, matured or unmatured, conditional or unconditional, arising from or related to conditions occurring at, to or from any real property used exclusively in the Business.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

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“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“Escrow Agent” has the meaning set forth in Section 2.5.

“Escrow Agreement” has the meaning set forth in Section 2.5.

“Escrow Fund” has the meaning set forth in Section 2.5.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“FIRPTA Certificate” has the meaning set forth in Section 7.2(e).

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indemnified Party” has the meaning set forth in Section 8.4.

“Indemnifying Party” has the meaning set forth in Section 8.4.

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (a) trademarks and service marks, including all applications and registrations and the goodwill connected with the use of and symbolized by the foregoing; (b) copyrights, including all applications and registrations, and works of authorship, whether or not copyrightable; (c) trade secrets and confidential know-how; (d) patents and patent applications; and (e) all other intellectual property and industrial property rights and assets, and all rights, interests and protections that are associated with, similar to, or required for the exercise of, any of the foregoing.

“Intellectual Property Assets” has the meaning set forth in Section 2.1(c).

“Inventory” has the meaning set forth in Section 2.1(a).

“Knowledge”. The phrase “to the knowledge” of any Person shall mean (a) in the case of Seller, the knowledge of Gregory R. Morrison, Larry Lane, Jacob Bruniger or Kelly Williams, after reasonable inquiry requested of their direct reports and (b) in the case of all other Persons who are not natural persons, the knowledge of such Person’s executive officers, after reasonable inquiry requested of their direct reports.

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“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

“Liability” or “Liabilities” means any and all debts, liabilities, loss, fine, damage, Tax, penalty, and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, known or unknown, asserted or unasserted, liquidated or unliquidated, secured or unsecured, joint or several, due or become due and whether in contract, tort, strict liability or otherwise, and including all costs, expenses and fees relating thereto.

“Losses” means actual out-of-pocket losses, damages, liabilities, costs or expenses, including reasonable attorneys’ fees, excluding punitive, incidental, consequential, special or indirect damages (including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple).

“Material Adverse Effect” means any event, occurrence, fact, condition or change that is materially adverse to (a) the value of the Purchased Assets, or (b) the ability of Seller to consummate the Contemplated Transactions; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Business operated; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer; (vi) any matter of which Buyer is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Seller related to the Business; (ix) any natural or man-made disaster or acts of God; or (x)  any investigation, determination, vote or outcome with respect to any trade case contemplated by the U.S. International Trade Commission.

“Operations” means the ownership and operation of the Purchased Assets and the Real Property by Buyer after the Closing Date.

“Permits” means all permits, licenses, franchises, approvals, authorizations and consents required to be obtained from Governmental Authorities.

“Permitted Encumbrances” means (a) liens for Taxes not yet due and payable or delinquent or being contested in good faith by appropriate procedures; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like liens imposed by Law, arising or incurred in the ordinary course of business, for amounts not yet due and payable; and (c) liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business that will be terminated or released at or prior to the Closing.

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“Permitted Exceptions” means the Permitted Exceptions defined in Sections 2.3 and 2.4 of the Real Estate Purchase Agreement;

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Purchase Price” has the meaning set forth in Section 2.5.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Real Estate Purchase Agreement” means that certain Real Estate Purchase Agreement entered into simultaneously with this Agreement by and between Seller and Buyer providing for the sale of the Real Property by Seller in favor of Buyer.

“Real Property” has the meaning set forth in in Section 4.8.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Seller” has the meaning set forth in the preamble.

“Seller Closing Certificate” has the meaning set forth in Section 7.2(d).

“Tangible Personal Property” has the meaning set forth in Section 2.1(d).

“Taxes” means all federal, state, county, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, customs duties, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning set forth in Section 8.5(a).

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“Transaction Documents” means this Agreement, the Real Estate Purchase Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Escrow Agreement, and the other agreements, instruments and documents required to be delivered at the Closing under this Agreement and the Real Estate Purchase Agreement.

“Transferred Employees” means Employees who accept an offer of employment from Buyer by the Closing Date and commence employment with Buyer immediately following the Closing pursuant to this Agreement.

ARTICLE II
PURCHASE AND SALE

2.1     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of all Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in, to and under the following assets, properties and rights of Seller, to the extent that such assets, properties and rights exist as of the Closing Date and exclusively relate to the Business (collectively, the “Purchased Assets”):

(a)     All inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories of the Business on the Closing Date as set forth on Section 2.1(a) of the Disclosure Schedules (“Inventory”):

(b)     all Contracts to which Seller is a party that are related exclusively to the Business or to the Purchased Assets in each case as set forth on Section 2.1(b) of the Disclosure Schedules (the “Assigned Contracts”);

(c)     all Intellectual Property owned by Seller and exclusively used in connection with the Business, as set forth on Section 2.1(c) of the Disclosure Schedules (the “Intellectual Property Assets”);

(d)     all furniture, fixtures, equipment, supplies and other tangible personal property located at the Facility, other than Excluded Assets, as set forth on Section 2.1(d) of the Disclosure Schedules (the “Tangible Personal Property”);

(e)     the Real Property;

(f)     all Permits, including Environmental Permits, listed on Section 2.1(f) of the Disclosure Schedules, but only to the extent such Permits may be transferred under applicable Law;

(g)     all prepaid expenses, credits, advance payments, security deposits, charges, sums and fees to the extent related to any Purchased Assets;

(h)     all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

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(i)     all rights to any action, suit or claim of any nature whether arising by way of counterclaim or otherwise involving matters arising with respect to periods occurring prior to the Closing Date or events or circumstances occurring prior to the Closing Date based exclusively on warranty claims related to the Purchased Assets against manufacturers or third party vendors thereof;

(j)     copies of all books and records that exclusively relate to the Purchased Assets or the Business, including books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records, internal financial statements and marketing and promotional surveys, material and research, other than books and records described in Section 2.2(d) (“Books and Records”); and

2.2     Excluded Assets. Other than the Purchased Assets subject to Section 2.1, Buyer expressly understands and agrees that it is not purchasing or acquiring, and Seller is not selling or assigning, any other assets or properties of Seller, and all such other assets and properties shall be excluded from the Purchased Assets (the “Excluded Assets”). Excluded Assets include, but are not limited to, the following assets and properties of Seller:

(a)     all cash and cash equivalents, bank accounts and securities of Seller, and all accounts or notes receivable of the Business;

(b)     all Contracts that are not Assigned Contracts;

(c)     all Intellectual Property other than the Intellectual Property Assets;

(d)     the corporate seals, organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of Seller, all employee-related or employee benefit-related files or records, other than personnel files of Employees, and any other books and records which Seller is prohibited from disclosing or transferring to Buyer under applicable Law and is required by applicable Law to retain;

(e)     all insurance policies of Seller and all rights to applicable claims and proceeds thereunder;

(f)     all Tax assets (including duty and Tax refunds and prepayments) of Seller or any of its Affiliates;

(g)     all rights to any action, suit or claim of any nature available to or being pursued by Seller, whether arising by way of counterclaim or otherwise (i) involving matters arising with respect to periods occurring prior to the Closing Date or events or circumstances occurring prior to the Closing Date (excluding actions based on warranty claims related to the Purchased Assets against manufacturers and third party vendors thereof), or (ii) that are unrelated to the Purchased Assets or the Assumed Liabilities;

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(h)     all assets, properties and rights used by Seller in its businesses other than the Business, to the extent not already excluded pursuant to this Section, including all assets, properties and rights associated with Seller’s water transmission business;

(i)     all assets, properties and rights related to the corporate services shared by the Business and Seller’s other operations, including services related to accounting, purchasing, quality control, information technology, and human resources;

(j)     the assets, properties and rights specifically set forth on Section 2.2(j) of the Disclosure Schedules; and

(k)     the rights which accrue or will accrue to Seller under the Transaction Documents.

2.3     Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge when due any and all liabilities and obligations of Seller arising out of or relating to the Purchased Assets on or after the Closing, other than the Excluded Liabilities (collectively, the “Assumed Liabilities”), including, without limitation, the following:

(a)     all liabilities and obligations arising under or relating to the Assigned Contracts;

(b)     all liabilities and obligations of Buyer or its Affiliates relating to the employment by Buyer or its Affiliates of any Employee, including with respect to Buyer’s or its Affiliates’ employment, compensation, termination of employment or service, employee benefit plans, compensation and other similar arrangements of Buyer or its Affiliates and any claims relating thereto or otherwise arising on or after the Closing Date to the extent such claims relate solely to such Transferred Employee’s employment with or independent contractor’s service to Buyer or its Affiliates;

(c)     all liabilities and obligations for Taxes relating to the Operations, the Purchased Assets or the Assumed Liabilities for any taxable period after the Closing Date; and

(d)     all other liabilities and obligations arising out of or relating to Buyer’s ownership or operation of the Purchased Assets and the Real Property on or after the Closing.

2.4     Excluded Liabilities. Buyer shall not assume and shall not be responsible to pay, perform or discharge any of the following Liabilities or obligations of Seller (collectively, the “Excluded Liabilities”):

(a)     any Liabilities or obligations arising out of or relating to Seller’s ownership or operation of the Business, the Purchased Assets or the Real Property prior to the Closing Date, including Permitted Liens arising or related to such Liabilities;

(b)     any Liabilities or obligations relating to or arising out of the Excluded Assets;

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(c)     any Liabilities or obligations for Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for any period on or prior to the Closing Date;

(d)     any Liabilities or obligations of Seller or its Affiliates relating to or arising out of (i) the employment, or termination of employment, of any Employee prior to the Closing Date, (ii) workers’ compensation claims of any Employee which relate to events occurring prior to the Closing Date; (iii) the employment by Seller or its Affiliates of any Employee arising from, or related to events, facts or circumstances occurring prior to the Closing Date, including with respect to Seller’s or its Affiliates’ employment, termination of employment, severance, retention agreements, employee benefit plans, compensation and other similar arrangements of Seller or its Affiliates and any claims relating thereto, with respect to such employees, and (iv) the engagement of any independent contractor by a Seller or its Affiliates arising from, or related to events, facts or circumstances occurring prior to the Closing Date, including with respect to Seller’s or its Affiliates’ engagement, termination of engagement, compensation and other similar arrangements of Seller or of its Affiliates and any claims relating thereto;

(e)     all Liabilities under any Assigned Contracts solely involving matters arising with respect to periods occurring prior to the Closing Date or events or circumstances occurring prior to the Closing Date;

(f)     Environmental Liabilities arising out of or relating to the operation of the Business or Seller’s leasing, ownership or operation of real property, in each case solely relating to events, circumstances or periods occurring prior to the Closing Date;

(g)     any Liability to indemnify, reimburse or advance amounts to any officer, director, employee or agent of Seller;

(h)      any Liability arising out of any Action pending as of the Closing Date against Seller;

(i)     any Liability arising out of any Action commenced after the Closing Date arising out of or relating to any occurrence or event happening prior to the Closing Date related to Seller’s operation of the Business;

(j)     any Liability arising out of or resulting from Seller’s compliance or noncompliance with any Law or Governmental Order to the extent conduct giving rise to such Liability occurred prior to the Closing Date;

(k)     All Liabilities related to the Business that are not Assumed Liabilities;

(l)     any Liability of Seller under this Agreement or any other document executed in connection with the Contemplated Transactions; and

(m)     any Liabilities or obligations of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the Contemplated Transactions including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others.

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2.5     Purchase Price. The aggregate purchase price for the Purchased Assets, including the Assumed Liabilities and the Real Property, shall be $37,150,000.00 (the “Purchase Price”). The Purchase Price shall be paid as follows:

(a)     $37,150,000.00 shall be paid by wire transfer of immediately available funds to First American Title Company no later than the Closing Date;

(b)     On the Closing Date, or as soon as possible thereafter, $4,465,000.00 of the Purchase Price (the “Escrow Fund”) shall be delivered by the Title Company to U.S. Bank National Association, Attn: Linda McConkey, 555 SW Oak Street, PD-OR-P7TD, Portland, OR 97204 (the “Escrow Agent”) to hold in accordance with the terms of the escrow agreement to be executed at Closing by Buyer, Seller and the Escrow Agent in the form attached hereto as Exhibit A (the “Escrow Agreement”), for the purpose of paying indemnification claims in accordance with Article VIII of this Agreement. The Escrow Agreement shall provide that any funds not subject to a pending Direct Claim or Third Party Claim remaining in the Escrow Fund after 12 months from the date of the Closing Date shall be released to Seller.

2.6     Allocation of Purchase Price. At the Closing, Seller and Buyer shall agree upon an allocation of the Purchase Price among the Purchased Assets (including any Assumed Liabilities treated as consideration for the Purchased Assets for Tax purposes) which shall be evidenced by an Allocation Schedule signed by Seller and Buyer at the Closing in substantially the form of Schedule 2.6 attached hereto and made a part hereof (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code. Seller and Buyer agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule.

2.7     Non-assignable Assets.

(a)     Notwithstanding anything to the contrary in this Agreement, and subject to the provisions of this Section 2.7, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to Buyer of any Purchased Asset would result in a violation of applicable Law, or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority), and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing, this Agreement shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery, thereof; provided, however, that, subject to the satisfaction or waiver of the conditions contained in Article VII, the Closing shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. For a period of six (6) months after the Closing, at Buyer’s request, Seller shall cooperate with Buyer to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to novate all liabilities and obligations under any material Assigned Contracts or other liabilities that constitute Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Buyer shall be solely responsible for such liabilities and obligations from and after the Closing Date.

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(b)     To the extent that any material Purchased Asset and/or Assumed Liability cannot be transferred to Buyer following the Closing pursuant to this Section 2.7, Buyer and Seller shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset and/or Assumed Liability to Buyer as of the Closing and the performance by Buyer of its obligations with respect thereto. Buyer shall, as agent or subcontractor for Seller pay, perform and discharge fully the liabilities and obligations of Seller thereunder from and after the Closing Date. To the extent permitted under applicable Law, Seller shall hold in trust for and pay to Buyer promptly upon receipt thereof, such Purchased Asset and all income, proceeds and other monies received by Seller to the extent related to such Purchased Asset in connection with the arrangements under this Section 2.7. Notwithstanding anything herein to the contrary, the provisions of this Section 2.7 shall not apply to any consent or approval required under any antitrust, competition or trade regulation Law, which consent or approval shall be governed by Section 6.4.

ARTICLE III
CLOSING

3.1     Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) the parties agree that the Closing will occur through the electronic transfer of documents and each party may rely on each document sent electronically as an original. Each party agrees to provide signed originals of such documents to the other parties hereto, as applicable, as soon as reasonably possible following the Closing. The Closing shall occur on the second Business Day after all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date.” The Closing shall be effective as of 12:01 AM, Pacific Standard Time, on the Closing Date.

3.2     Closing Deliverables.

(a)     At the Closing, Seller shall deliver to Buyer the following:

(i)     a bill of sale in a form mutually agreed upon by Buyer and Seller (the “Bill of Sale”) and duly executed by Seller, transferring the Tangible Personal Property included in the Purchased Assets to Buyer;

(ii)     an assignment and assumption agreement in a form mutually agreed upon by Buyer and Seller (the “Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(iii)     with respect to each parcel of Real Property, the closing deliverables required to be delivered at Closing by Seller under the terms of the Real Estate Purchase Agreement;

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(iv)     a certificate of title and Kansas Application for Certificate of Title for each automobile, truck or other vehicle conveyed to Buyer under this Agreement endorsed for assignment to the Buyer and signed by an authorized representative of the Seller; provided, however, if the Seller is unable to locate the certificate of title for any such automobile, truck or other vehicle prior to Closing, then the Seller shall be required to locate such missing certificate of title (or make arrangements to obtain a replacement certificate of title) as soon as reasonably possible after the Closing and deliver it to the Buyer endorsed for assignment to the Buyer and signed by an authorized representative of the Seller;

(v)     possession of the Purchased Assets;

(vi)     the Seller Closing Certificate;

(vii)     the Escrow Agreement, duly executed by Seller and the Escrow Agent; and

(viii)     all other documents required, or reasonably requested by the Buyer, to convey the Purchased Assets to the Buyer.

(b)     At the Closing, Buyer shall deliver to Seller the following:

(i)     the Purchase Price;

(ii)     the Assignment and Assumption Agreement duly executed by Buyer;

(iii)     the Buyer Closing Certificate;

(iv)     the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(v)     with respect to each parcel of Real Property, the closing deliverables required to be delivered at Closing by Buyer under the terms of the Real Estate Purchase Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller represents and warrants to Buyer that the statements contained in this Article IV are true and correct.

4.1     Organization and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Oregon and has all necessary corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

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4.2     Authority of Seller. Seller has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the Contemplated Transactions and thereby. The execution and delivery by Seller of this Agreement and any other Transaction Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the Contemplated Transactions and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3     No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions and thereby, do not and will not: (a) result in a violation or breach of any provision of the articles of incorporation or by-laws of Seller; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or the Purchased Assets; or (c) except as set forth in Section 4.3 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any Material Contract; except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a Material Adverse Effect. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the other Transaction Documents and the consummation of the Contemplated Transactions, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect.

4.4     Material Contracts. The Assigned Contracts represent all of the Contracts by which any of the Purchased Assets are bound or affected or to which Seller is a party or by which it is bound in connection with the Purchased Assets. Seller is not in material breach of, or default under, any Assigned Contract.

4.5     Insurance. Section 4.5(a) of the Disclosure Schedules sets forth list of all policies of property, fire and casualty, product liability, workers’ compensation, credit and other forms of insurance exclusively related to the Purchased Assets held by Seller as of the date of this Agreement.

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4.6     Title to Tangible Personal Property. Except as set forth in Section 4.6 of the Disclosure Schedules, Seller has good and valid title to, or a valid leasehold interest in, all Tangible Personal Property included in the Purchased Assets, free and clear of Encumbrances except for Permitted Encumbrances. The delivery to Buyer of the instruments of transfer of ownership contemplated by this Agreement shall vest good, valid and marketable title to, or a valid leasehold interest in, the Tangible Personal Property included in the Purchased Assets in Buyer, free and clear of any and all Encumbrances (other than the Permitted Encumbrances).

4.7     Tangible Personal Property. Manufacturing operations at the Facility employing the Tangible Personal Property were discontinued in January 2016. The parties understand and agree that, as a result of the discontinuation of manufacturing operations at the Facility, it is probable that certain maintenance and repair activities regarding the Facility and the Tangible Personal Property will be required when the Facility and the Tangible Personal Property are returned to operation. To the Knowledge of Seller, and except as set forth in Section 4.7 of the Disclosure Schedules, the Tangible Personal Property was in good condition, fully functional for the purposes for which it was intended and was free from material defects when last used in manufacturing operations in January 2016.

4.8     Real Property. Section 4.8 of the Disclosure Schedules sets forth a list of all material real property owned by Seller and exclusively used in connection with the Business (collectively, the “Real Property”) and that is being sold by Seller to Buyer under the Real Estate Purchase Agreement. Seller has fee simple title to the Real Property, free and clear of all Encumbrances except Permitted Exceptions defined in Section 2.3 and 2.4 of the Real Estate Purchase Agreement.

(a)     There are no surface or building leases, subleases, ground leases, mineral leases or other agreements pursuant to which Seller leases, subleases, uses or occupies real property in connection with the Business other than the Real Property.

(b)     Seller has full right and authority to use and operate any and all of the improvements located on the Real Property, subject to applicable Laws and the Permitted Exceptions. To Seller’s Knowledge, the Real Property is being used, occupied, and maintained in all material respects solely by Seller in accordance with all applicable easements, contracts, permits, insurance requirements, restrictions, building setback lines, covenants and reservations.

(c)     Seller has no knowledge of, any notifications, restrictions, or stipulations from the any other governmental authority requiring any work to be done on the Property.

(d)     Upon the consummation of the transactions contemplated by this Agreement and the Real Estate Purchase Agreement, Buyer will have good and valid fee title to the Real Property free and clear of all Encumbrances, except Permitted Exceptions and except as set forth in Section 4.8(d) of the Disclosure Schedules.

(e)     To Seller’s Knowledge, except for Permitted Exceptions, there are no: (i) tenancies or occupancies affecting the Real Property which will continue after the Closing or (ii) purchase contracts, options or other agreements of any kind, written or oral, formal or informal, choate or inchoate, recorded or unrecorded, entered into by Seller whereby any Person other than Seller has acquired any basis to assert any right, title or interest in, or right to the possession, use, enjoyment or proceeds, of the Real Property.

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(f)     Seller has furnished Buyer with true and complete copies of all deeds and leases in Seller’s possession relating to the Real Property.

(g)     Seller has not received any written notice of existing, pending or threatened (i) litigation or condemnation proceedings affecting the Real Property, (ii) imposition of any special assessment, or the formation of a special assessment district that would affect the Real Property, or (iii) zoning, building code or other moratorium proceedings, or similar matters which would reasonably be expected to materially and adversely affect the ability to operate the Real Property as currently operated.

4.9     Intellectual Property.

(a)     Except as would not have a Material Adverse Effect, Seller owns or has the right to use all the Intellectual Property Assets.

(b)     Except as would not have a Material Adverse Effect, to Seller’s Knowledge: (i) Seller’s conduct of the Business as currently conducted does not materially infringe, violate, dilute or misappropriate the Intellectual Property of any Person; and (ii) no Person is materially infringing, violating, diluting or misappropriating any Intellectual Property Assets.

4.10     Legal Proceedings; Governmental Orders.

(a)     There are no actions, suits, claims, investigations or other legal proceedings pending or, to Seller’s Knowledge, threatened against or by Seller relating to or affecting the Purchased Assets or the Assumed Liabilities, which if determined adversely to Seller would result in a Material Adverse Effect.

(b)     There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Purchased Assets.

4.11     Compliance With Laws; Permits.

(a)     Seller is in material compliance with all Laws applicable to the ownership and use of the Purchased Assets, except where the failure to be in compliance would not have a Material Adverse Effect. To Seller’s Knowledge, Seller is not under investigation with respect to the violation of any Laws with respect to the Purchased Assets.

(b)     All Permits required for Seller to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by Seller and are valid and in full force and effect, except where the failure to obtain such Permits would not have a Material Adverse Effect.

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(c)     None of the representations and warranties in this Section 4.11 shall be deemed to relate to environmental matters (which are governed by Section 4.12), or tax matters (which are governed by Section 4.14).

4.12     Environmental Matters.

(a)     The operations of Seller with respect to the Purchased Assets are currently in compliance with all Environmental Laws in all material respects. Seller has not received from any Person, with respect to the Purchased Assets, any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)     Seller has obtained and is in material compliance with all material Environmental Permits (each of which is disclosed in Section 4.12(b) of the Disclosure Schedules) necessary for the operation or use of the Purchased Assets.

(c)     None of the Real Property is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)     To Seller’s Knowledge, there has been no Release of Hazardous Materials in contravention of Environmental Law with respect to the Purchased Assets or any Real Property, and Seller has not received any Environmental Notice that any of the Purchased Assets or Real Property has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by, Seller.

(e)     To Seller’s Knowledge, there are no investigations of the Purchased Assets, pending or threatened which could lead to the imposition of any liability pursuant to Environmental Law.

(f)     Except as set forth in Section 4.12(f) of the Disclosure Schedules, the transactions contemplated hereunder do not require the consent of, or filings with, any Governmental Authority with jurisdiction over environmental matters.

(g)     Seller has previously made available to Buyer any and all material environmental reports, studies, audits, records, sampling data, site assessments and other similar documents with respect to any of the Purchased Assets.

(h)     The representations and warranties set forth in this Section 4.12 are the Seller’s sole and exclusive representations and warranties regarding environmental matters.

4.13     Employment Matters.

(a)     Seller is not a party to, or bound by, any collective bargaining or other agreement with a labor organization representing any of the Employees. Since January 1, 2013, there has not been, nor, to Seller’s Knowledge, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Seller or any of the Employees.

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(b)     Seller is in compliance with all applicable Laws pertaining to employment and employment practices to the extent they relate to the Employees, except to the extent non-compliance would not result in a Material Adverse Effect.

(c)     The representations and warranties set forth in this Section 4.13 are the Seller’s sole and exclusive representations and warranties regarding employment matters.

4.14     Taxes.

(a)     Seller has filed (taking into account any valid extensions) all material Tax Returns with respect to the Business required to be filed by Seller and has paid all Taxes shown thereon as owing. Seller is not currently the beneficiary of any extension of time within which to file any material Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business.

(b)     All material amounts of Tax related to the Business required to be withheld by Seller have been timely withheld and, to the extent required, paid over to the appropriate Governmental Authority;

(c)     Seller is not a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(d)     The representations and warranties set forth in this Section 4.14 are Seller’s sole and exclusive representations and warranties regarding Tax matters.

4.15     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Seller.

4.16     Export and Import Controls, Trade Sanctions and Anti-Corruption.

(a)     During the past three years, the Business has complied with all statutory and regulatory requirements relating to export and import controls, trade sanctions and anti-corruption provisions under applicable Laws (including the FCPA) except where the failure to be, or to have been, in compliance with such Laws would not reasonably be expected to have a Material Adverse Effect.

(b)     Seller has not offered, paid, or promised to pay money, nor offered, given or promised to give anything of value to a Foreign Official or to any Person while knowing or being aware of the likelihood that any such money or thing of value will be offered, paid, given or promised, directly or indirectly, to any Foreign Official, for the purpose of:

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(i)     influencing any act or decision of such Foreign Official or inducing such Foreign Official to affect or influence any act or decision of a government, or any agency or state-owned company;

(ii)     assisting Seller in obtaining or retaining business or directing business to Seller; or

(iii)     securing any improper advantage; in each case, relating to the Business.

(a)     During the past three years Seller has not received any written claim or written notice of violation of any statutory and regulatory requirements from a Governmental Authority relating to export and import controls, trade sanctions and anti-corruption provisions under applicable Laws (including the FCPA) primarily related to the Business or the Purchased Assets.

(b)     Notwithstanding anything to the contrary in this Agreement, the representations and warranties set forth in this Section 4.16 are the sole and exclusive representations and warranties with respect to Seller relating to the FCPA, trade sanctions, anti-bribery Laws, export and import Laws and any other applicable international trade matters or regulations.

4.17     No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Disclosure Schedules), neither Seller nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Business and the Purchased Assets furnished or made available to Buyer and its Representatives.

4.18     Software. Section 4.18 of the Disclosure Schedules contains a true, correct and complete list of all of the Software (showing in each case any owner, licensor or licensee) included in the Purchased Assets, other than off-the-shelf, commercially-available Software (the “Seller Software”). Except as set forth in Section 4.18 of the Disclosure Schedules, the Seller Software constitutes all of the Software necessary for the conduct of the Business as currently conducted. Each Person who has participated in the development of the Seller Software that is owned by the Seller is a party to a Seller Contract pursuant to which such Person has assigned the Proprietary Rights in such Software (including the related documentation) to Seller. In connection with the Business, (x) the Seller does not sell, license or market Software, and (y) the Seller has not entered into any Contract that grants any other Person a license or sublicense in any of the Seller Software.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedules, Buyer represents and warrants to Seller that the statements contained in this Article V are true and correct.

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5.1     Organization and Authority of Buyer. Buyer is a corporation of variable capital (sociedad anónima de capital variable) duly organized, validly existing and in good standing under the Laws of the United Mexican States.

5.2     Authority of Buyer. Buyer has all necessary corporate power and authority to enter into this Agreement and the other Transaction Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the Contemplated Transactions and thereby. The execution and delivery by Buyer of this Agreement and any other Transaction Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the Contemplated Transactions and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). When each other Transaction Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3     No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the Contemplated Transactions and thereby, do not and will not: (a) result in a violation or breach of any provision of the articles of incorporation or bylaws of Buyer; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) except as set forth in Section 5.3 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (b) and (c), where the violation, breach, conflict, default, acceleration or failure to give notice would not have a material adverse effect on Buyer’s ability to consummate the Contemplated Transactions. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the Contemplated Transactions and thereby, except for such consents, approvals, Permits, Governmental Orders, declarations, filings or notices already obtained, or which would not have a material adverse effect on Buyer’s ability to consummate the Contemplated Transactions and thereby.

5.4     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer.

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5.5     Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

5.6     Legal Proceedings. There are no actions, suits, claims, investigations or other legal proceedings pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

5.7     Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the Purchased Assets and the Real Property, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Seller for such purpose. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article IV of this Agreement (including related portions of the Disclosure Schedules); and (b) neither Seller nor any other Person has made any representation or warranty as to Seller, the Purchased Assets, the Assumed Liabilities, the Real Property or this Agreement, except as expressly set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE VI
COVENANTS

6.1     Access to Information. From the date hereof until the Closing, Seller shall (a) afford Buyer and its Representatives reasonable access to and the right to inspect all of the Real Property (as provided in Section 3.1 of the Real Estate Purchase Agreement), Tangible Personal Property, properties, assets, premises, Books and Records, Assigned Contracts and other documents and data related to the Business; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Business as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Buyer in its investigation pursuant to this Agreement; provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to Seller, under the supervision of Seller’s personnel. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to disclose any information to Buyer if such disclosure would, in Seller’s sole discretion: (x) cause significant competitive harm to Seller and its businesses if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of Seller, which may be withheld for any reason, Buyer shall not contact any suppliers to, or customers of, the Business and Buyer shall have no right to perform invasive or subsurface investigations of the Real Property except as permitted pursuant to the terms and conditions set forth in the Inspection Agreement between Seller and Tex-Tube Company. Buyer shall, and shall cause its Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 6.1.

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6.2     Supplement to Disclosure Schedules. From time to time prior to the Closing, Seller shall supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the date hereof (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.2(a) have been satisfied; provided, however, that if Buyer has the right to, but does not elect to, terminate this Agreement within seven (7) Business Days of its receipt of such Schedule Supplement, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further, shall have irrevocably waived its right to indemnification under Section 8.2 with respect to such matter.

6.3     Confidentiality. Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to Buyer pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the provisions of this Section 6.3 shall nonetheless continue in full force and effect.

6.4     Governmental Approvals and Consents.

(a)     Each party hereto shall, as promptly as possible, use its reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)     Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.3 of the Disclosure Schedules; provided, however, that Seller shall not be obligated to pay any consideration therefor to any third party from whom consent or approval is requested.

6.5     Closing Conditions. From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.

6.6     Real Property Conveyance. At the Closing, as a simultaneous transaction, Seller shall convey the Real Property to Buyer (“Real Property Buyer”), pursuant to the terms of the Real Estate Purchase Agreement between Seller and Real Property Buyer of even date herewith.

6.7     Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the Contemplated Transactions or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

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6.8     Bulk Sales Laws. The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer.

6.9     Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the other Transaction Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyer when due.1 Buyer shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

6.10     Nonsolicitation.

(a)     Buyer agrees that, for the period commencing on the Closing Date and expiring upon the second anniversary thereof, neither Buyer nor any of its Affiliates will directly or indirectly without the prior written consent of Seller, (i) induce or attempt to induce any supplier of Seller to cease to supply, or to restrict or vary supply terms, to Seller with respect to any business other than the Business, (ii) solicit, induce or attempt to solicit, or induce any customer of Seller to cease to procure services from, or to restrict or vary service terms procured from, Seller with respect to any business other than the Business, (iii) solicit, request, entice or induce any officer or employee to terminate his/her employment with Seller with or without an intention to hire, employ or attempt to hire or employ him/her, excluding Transferred Employees, or (iv) hire or assist any other Person in hiring any officer or employee of Seller excluding Transferred Employees.

(b)     Seller agrees that, for the period commencing on the Closing Date and expiring upon the second anniversary thereof, neither Seller nor any of its Affiliates will directly or indirectly without the prior written consent of Buyer, (i) induce or attempt to induce any supplier of Seller to cease to supply, or to restrict or vary supply terms, to Buyer with respect to the Business, (ii) solicit, induce or attempt to solicit, or induce any customer of Buyer to cease to procure services from, or to restrict or vary service terms procured from, Buyer with respect to the Business, (iii) solicit, request, entice or induce any Transferred Employee to terminate his/her employment with Buyer with or without an intention to hire, employ or attempt to hire or employ him/her, or (iv) hire or assist any other Person in hiring any Transferred Employee.

(c)     If any provision contained in this Section 6.10 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Section 6.10, but this Section 6.10 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to be for a length of time which is not permitted by applicable law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under Applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 6.10 to provide for a covenant having the maximum enforceable time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such Applicable Law. Each party acknowledges that the non-breaching party would be irreparably harmed by any breach of this Section 6.10 and that there would be no adequate remedy at law or in damages to compensate such non-breaching party for any such breach. Each party agrees that the non-breaching party shall be entitled to injunctive relief requiring specific performance by the breaching party of this Section 6.10, and each party consents to the entry thereof.

1 NTD: Subject to confirmation of applicability of tax and rate.

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6.11     Nondisparagement. Each party agrees that it shall not, and shall cause each of its Affiliates not to, at any time, in any written or oral communications with the press or other media, any customer, client, stakeholder, investor or supplier of the other party, or its Affiliate, or any other Person, criticize, ridicule, or make or encourage any other Person to make any statement that disparages, is derogatory of, or is negative toward the personal or business reputation, conduct or practices of the other party, any of its Affiliates, or any of their then current or former respective officers, directors, employees, representatives, agents or attorneys.

6.12     Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

6.13     Prorations. All real property taxes, personal property taxes, or ad valorem obligations and similar recurring Taxes and fees on the Purchased Assets for taxable periods beginning before, and ending after, the Closing Date, shall be prorated between Buyer, on the one hand, and Seller, on the other hand, as of the Closing Date. Seller shall be responsible for and shall pay (and shall indemnify and hold harmless Buyer against) all such Taxes and fees on the Purchased Assets accruing solely during any period up to and including the Closing Date. Buyer shall be responsible for and shall pay (and shall indemnify and hold harmless Seller against) all such Taxes and fees on the Purchased Assets accruing solely during any period after the Closing Date. With respect to Taxes described in this Section 6.13, Seller shall timely file all Tax Returns due before the Closing Date with respect to such Taxes and Buyer shall prepare and timely file all Tax Returns due after the Closing Date with respect to such Taxes. If one party remits to the appropriate taxing authority payment for Taxes, which are subject to proration under this Section 6.13 and such payment includes the other party’s share of such Taxes, such other party shall promptly reimburse the remitting party for its share of such Taxes.

6.14     Post-Closing Deliveries.

(a)     Seller shall deliver or cause to be delivered to the Facility the following items of equipment: (i) Lift Hyster 700 Center Mount AB, E008E02220E, 70,000, Hyster-2008; (ii) MANTIS 140-10 Crane, 140-20070Ton, Model 14010; (iii) C-HOOK used by MANTIS Mobile Crane; (iv) Coil Support Pole used by Hyster 700 Forklift (together, the “Equipment”). If Seller fails to deliver the Equipment to the Facility on or before February 15, 2018, as such date may be extended by the parties or by force majeure event, the parties shall deliver Joint Written Direction to the Escrow Agent, instructing the Escrow Agent to immediately release $750,000 from the Escrow Fund to Buyer. Upon delivery of the Equipment to the Facility on or before February 15, 2018, as such date may be extended by the parties or force majeure event, the parties shall deliver Joint Written Direction to the Escrow Agent, instructing the Escrow Agent to immediately release $750,000 from the Escrow Fund to Seller. When delivered, the Equipment shall be in good condition (ordinary wear and tear excepted), fully functional for the purposes for which it was intended and free from material defects. Any claim by Buyer alleging that the Equipment when delivered was not in the condition described in the previous sentence shall be made pursuant to Section 8.3(a).

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(b)     During the 90 day period after the Closing Date, Seller shall use its reasonable efforts to respond to the Request for Information – Master Data of Atchison Plant (the “Request”) dated December 2017 delivered by Buyer to Seller on the Closing Date. Seller shall have no obligation to provide any information in response to the Request other than information that is (i) in existence as of the date of this Agreement; (ii) in the possession of Seller; and (iii) reasonably accessible by Seller without cost.

ARTICLE VII
CONDITIONS TO CLOSING

7.1     Conditions to Obligations of All Parties. The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)     No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)     Seller shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 4.3 and Buyer shall have received all consents, authorizations, orders and approvals from the Governmental Authorities referred to in Section 5.3, in each case, in form and substance reasonably satisfactory to Buyer and Seller, and no such consent, authorization, order or approval shall have been revoked.

7.2     Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)     The representations and warranties of Seller contained in Article IV shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified calendar date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a Material Adverse Effect.

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(b)     Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c)     Seller shall have delivered to Buyer duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.2(a).

(d)     Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, certifying, to the knowledge of such officer, in his or her corporate capacity only and not individually, (x) the accuracy of the representations and warranties of Seller specified in Section 7.2(a) and (y) that each of the conditions set forth in Section 7.2(b) have been satisfied (the “Seller Closing Certificate”).

(e)     Buyer shall have received a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that Seller is not a foreign person within the meaning of Section 1445 of the Code duly executed by Seller.

7.3     Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)     The representations and warranties of Buyer contained in Article V shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified calendar date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Buyer’s ability to consummate the Contemplated Transactions.

(b)     Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c)     Buyer shall have delivered to Seller the Purchase Price, duly executed counterparts to the Transaction Documents (other than this Agreement) and such other documents and deliveries set forth in Section 3.2(b).

(d)     Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, certifying, to the knowledge of such officer, in his or her corporate capacity only and not individually, (x) the accuracy of the representations and warranties of Buyer specified in Section 7.3(a) and (y) that each of the conditions set forth in Section 7.3(b) have been satisfied (the “Buyer Closing Certificate”).

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ARTICLE VIII
INDEMNIFICATION

8.1     Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is (a) with respect to Section 4.1 (Organization of Seller), Section 4.2 (Due Authorization), Section 4.3 (No Conflict; Consents), Section 4.6 (Title to Assets; Liens); and Section 4.15 (Brokers’ Fees) (collectively, the “Fundamental Representations”), Section 5.1 (Organization), Section 5.2 (Due Authorization) and Section 5.3 (No Conflict), Section 5.4 (Brokers’ fees) and 5.7 (Independent Investigation) the date that is six (6) years after the Closing Date, and (b) with respect to all other representations and warranties of Seller and Buyer contained in this Agreement, the date that is twelve (12) months after the Closing Date. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the survival period shall not thereafter be barred by the expiration of such survival period and such claims shall survive until finally resolved.

8.2     Indemnification By Seller. Subject to the other terms and conditions of this Article VIII, Seller shall indemnify Buyer against, and shall hold Buyer harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Buyer on or after the Closing Date based upon, arising out of, with respect to or by reason of:

(a)     any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or in any certificate delivered pursuant to this Agreement;

(b)     any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement;

(c)      Taxes of the Business for any Pre-Closing Tax Period, and

(d)     any Excluded Asset or any Excluded Liability.

8.3     Indemnification By Buyer. Subject to the other terms and conditions of this Article VIII, Buyer shall indemnify Seller against, and shall hold Seller harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller on or after the Closing Date based upon, arising out of, with respect to or by reason of:

(a)     any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate delivered pursuant to this Agreement;

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(b)     any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; and

(c)     any Purchased Asset or the Real Property solely involving matters arising with respect to periods occurring after the Closing Date or events or circumstances occurring after the Closing Date or Assumed Liability.

8.4     Certain Limitations. The party making a claim under this Article VIII is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party.” The indemnification provided for in Section 8.2 and Section 8.3 shall be subject to the following limitations:

(a)     The Indemnifying Party shall not be liable to the Indemnified Party for indemnification under Section 8.2(a) or Section 8.3(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification under Section 8.2(a) or Section 8.3(a) exceeds one percent (1%) of the Purchase Price (the “Basket”), in which event the Indemnified Party shall be entitled to be indemnified for all Losses arising under 8.2(a) or 8.3(a). Notwithstanding the foregoing, the Basket shall not apply with respect to any indemnification claim pursuant to Section 8.2(a) regarding a breach of the representations set forth in Section 4.15 or regarding the condition of the Equipment as described in Section 6.14.

(b)     The aggregate amount of all Losses for which an Indemnifying Party shall be liable pursuant to Section 8.2(a) or Section 8.3(a), as the case may be, shall not exceed ten percent (10%) of the Purchase Price (the “Cap”), and the right to obtain indemnification from the Escrow Fund pursuant to the indemnification provisions of this Section 8.4 and the Escrow Agreement shall be the Buyer’s sole and exclusive remedy for or in connection with any matters described in Section 8.2(a), and Seller shall not have any Liability under or in connection with such matters in excess of the amount of the Escrow Fund (the “Escrow Fund Limit”), provided, however, that neither the Cap, nor Escrow Fund Limit, shall apply to any Losses that result from any inaccuracy in, or breach of, any Fundamental Representation. Notwithstanding the foregoing limitations on Buyer’s remedies, this paragraph 8.4(b) shall not operate to waive, release, or limit the Buyer’s or its mortgagee’s rights, claims, and remedies that it may have under insurance policies insuring against the risk of any Losses. With respect to claims or Losses in respect of any representation or warranty as to which there is an allegation of intentional fraud, or claims or Losses that result from any inaccuracy in, or breach of a Fundamental Representation, such claims shall not be limited to the Cap, but shall be limited to the amount of the Purchase Price paid pursuant to this Agreement.

(c)     Payments by an Indemnifying Party pursuant to Section 8.2 and Section 8.3 in respect of any Loss shall be limited to the amount of any Liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party in respect of any such claim. The Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement.

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(d)     Payments by an Indemnifying Party pursuant to Section 8.2 and Section 8.3 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

(e)     In no event shall any Indemnifying Party be liable to any Indemnified Party for any punitive, incidental, consequential, special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(f)     Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

8.5     Indemnification Procedures.

(a)     Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses or is otherwise prejudiced by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.5(b), pay, compromise, or defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Buyer and Seller shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

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(b)     Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.5(b). If a firm offer is made to settle a Third Party Claim without leading to Liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim, assuming the defense thereof is not already assumed pursuant to Section 8.5(a), and in such event, the maximum Liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer or fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)     Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than thirty (30) days after the Indemnified Party becomes aware of such Direct Claim. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, and shall state the estimated amount of the Loss that has been sustained by the Indemnified Party. The Indemnifying Party shall have sixty (60) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information as the Indemnifying Party or its professional advisors may reasonably request (provided that the Indemnifying Party and its professional advisors have executed a customary confidentiality agreement reasonably requested by the Indemnified Party in connection thereto). If the Indemnifying Party does not so respond within such sixty (60) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

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8.6     Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

8.7     Payment; Escrow.

(a)     Any payment obligated to be made to Buyer to satisfy any claim by Buyer for indemnification under this Article VIII (each, a “Buyer Indemnification Claim”) shall be paid from the Escrow Fund. After the resolution of the Buyer Indemnification Claim in favor of Buyer, Seller and Buyer shall deliver within five (5) Business Days after such resolution a written instrument signed by Seller and Buyer to the Escrow Agent, and the Escrow Agent shall release, in accordance with the Escrow Agreement, to Buyer, the amount payable to Buyer as set forth in such notice in connection with such resolved Buyer Indemnification Claim.

(b)     On the twelve (12) month anniversary of the Closing Date, the Escrow Agent shall release the Escrow Funds plus all accrued interest thereon (to the extent not utilized to pay Buyer for any Buyer Indemnification Claim) to Seller, except that the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) equal to the amount of all claims for indemnification under this Article VIII asserted in accordance with Section 8.5 prior to the twelve (12) month anniversary of the Closing Date but not yet resolved (“Unresolved Claims”). The Escrow Funds retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay Buyer for any such claims resolved in favor of Buyer) upon their resolution in accordance with this Article VIII and the terms of the Escrow Agreement. Each release of funds from the Escrow Account shall be made in accordance with this Article VIII and the terms of the Escrow Agreement.

8.8     Exclusive Remedies. Subject to Section 10.12, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from intentional fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this Article VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII. Nothing in this Section 8.8 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 10.12, to seek any remedy on account of any intentional fraud by any party hereto or to seek to enforce a remedy as provided for herein.

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ARTICLE IX
TERMINATION

9.1     Termination. This Agreement may be terminated at any time prior to the Closing:

(a)     by the mutual written consent of Seller and Buyer;

(b)     by Buyer by written notice to Seller if:

(i)     Buyer is not then in material breach of any provision of this Agreement or the Real Estate Purchase Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement or the Real Estate Purchase Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure cannot be cured by Seller by the Drop Dead Date; or

(ii)     any of the conditions set forth in Section 7.1 or Section 7.2 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)     by Seller by written notice to Buyer if:

(i)     Seller is not then in material breach of any provision of this Agreement or the Real Estate Purchase Agreement and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Buyer pursuant to this Agreement or the Real Estate Purchase Agreement that would give rise to the failure of any of the conditions specified in Article VII and such breach, inaccuracy or failure cannot be cured by Buyer by the Drop Dead Date; or

(ii)     any of the conditions set forth in Section 7.1 or Section 7.3 shall not have been fulfilled by the Drop Dead Date, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing; or

(d)     by Buyer or Seller in the event that:

(i)     there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited; or

(ii)     any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable.

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9.2     Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no Liability on the part of any party hereto except:

(a)     as set forth in this Article IX, Section 6.3 and Article X hereof; and

(b)     that nothing herein shall relieve any party hereto from Liability for any intentional breach of any provision hereof.

ARTICLE X
MISCELLANEOUS

10.1     Expenses. Except as otherwise expressly provided herein (including Section 6.9 hereof), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

10.2     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.2):

If to Seller:	Northwest Pipe Company
5721 SE Columbia Way, Suite 200 Vancouver, WA 98661
	Attention:	Scott Montross
	Facsimile:	(360) 397-6257

with a copy to:	Ater Wynne LLP
1331 NW Lovejoy Street, Suite 900 Portland, OR 97209
	Attention:	Gregory E. Struxness
	Facsimile:	(503) 226-0079

If to Buyer:	Almacenadora Afirme, S.A. de C.V.
16510 Northchase Drive Houston, Texas 77060
	Attention:	Hernan J. Guajardo
	Facsimile:	(281) 999-4143

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with simultaneous copy to:

Kemp Smith LLP 221 N. Kansas, Ste. 1700 El Paso, Texas 79901
Attention:	Ernesto L. Cisneros
Facsimile:	(915) 546-5360

10.3     Public Announcements. Unless otherwise required by the reporting obligations under Parent’s or its Affiliates’ financing arrangements, applicable Law or applicable stock exchange rules and regulations, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other parties to this Agreement. If a public statement is required to be made pursuant to applicable Law or applicable stock exchange rules and regulations, the parties shall consult with each other, to the extent reasonably practicable, in advance as to the contents and timing thereof.

10.4     Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

10.5     Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

10.6     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

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10.7     Entire Agreement. This Agreement and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the other Transaction Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

10.8     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

10.9     No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.10     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

10.11     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)     This Agreement shall be governed by, and construed in accordance with, the laws of the state of Kansas applicable to contracts executed in and to be performed entirely within such state. Each of the parties to this Agreement hereby irrevocably, expressly and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any Kansas State court, or Federal court of the United States of America, sitting within the state of Kansas, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the Contemplated Transactions or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Kansas State court or, to the extent permitted by Law, in such Federal court, as a result of their current or future domiciles or for any other reason, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Kansas State or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Kansas State or Federal court. Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Seller hereby irrevocably consents to service of process in the manner provided for in the notices in Section 10.2. Buyer hereby irrevocably appoints The Corporation Company, Inc., 112 S.W. Seventh Street - Suite 3C, Shawnee County, Topeka, Kansas 66603 as its authorized agent (the “Buyer’s Registered Agent”) and consents to service of process upon Buyer’s Registered Agent. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

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(b)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(b).

10.12     Specific Performance. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that (a) the parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement, (b) the provisions set forth in Article VIII (Indemnification) (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s rights to specific enforcement, and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither Buyer nor Seller would have entered into this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.12 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

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10.13     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement. In the event that any signature is delivered via facsimile transmission or as an attachment to electronic mail, such signature shall create a valid and binding obligation of the party executing such counterpart, with the same force and effect as if such signature were an original thereof.

10.14     Nonrecourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, manager, member, partner, stockholder, Affiliate, agent, attorney or other Representative of any party hereto or of any Affiliate of any party hereto, or any of their successors or permitted assigns, shall have any Liability for any obligations or liabilities of any party hereto under this Agreement or for any claim, action, suit or other legal proceeding based on, in respect of or by reason of the Contemplated Transactions.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NORTHWEST PIPE COMPANY an Oregon corporation

By:
Name: Scott Montross
Title: President and Chief Executive Officer

ALMACENADORA AFIRME, S.A. DE C.V., ORGANIZACIÓN AUXILIAR DEL CRÉDITO, AFIRME GRUPO FINANCIERO

By:
Name:
Title:

Signature Page - ASSET PURCHASE AGREEMENT